The share exchange described in this press release involves securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

March 16, 2015
To All:
Name of Company:	Credit Saison Co., Ltd.
Name of Representative:	Hiroshi Rinno, President and CEO
(Stock Code: 8253, First Section, Tokyo Stock Exchange)

Contact Person:	Mayumi Tamura General Manager of Public Relations Office (Tel: +81-3-3982-0700)

Name of Company:	JPN Holdings Co., Ltd.
Name of Representative:	Ryosaku Minato, President and CEO
(Stock Code: 8718, JASDAQ)

ContactPerson:	Fumio Keino Management Planning and Administrative Group Manager (Tel: +81-3-5992-1186)

Notice Regarding Execution of Share Exchange Agreement to Make JPN Holdings Co., Ltd.
a Wholly-owned Subsidiary of Credit Saison Co., Ltd.

Credit Saison Co., Ltd. (“Credit Saison”) and JPN Holdings Co., Ltd. (“JPN Holdings”) hereby announce that both companies entered into a share exchange agreement (the “Share Exchange Agreement”) today, after the boards of directors of Credit Saison and JPN Holdings each passed resolutions approving a share exchange through which JPN Holdings will become a wholly-owned subsidiary of Credit Saison and Credit Saison will become the parent company owning 100% of the shares of JPN Holdings (the “Share Exchange”).

With respect to Credit Saison, subject to the receipt of approvals required under applicable laws and regulations, the Share Exchange will be implemented in accordance with the short-form merger rules under Article 796(3) of the Companies Act.  The approval of Credit Saison’s shareholders will not be required.  With respect to JPN Holdings, the Share Exchange will be carried out subject to approval of the Share Exchange Agreement by its shareholders at its annual general meeting of shareholders scheduled to be held on April 28, 2015.  The effective date of the Share Exchange is scheduled to be June 1, 2015.

Also, prior to the effective date of the Share Exchange (expected to be June 1, 2015), JPN Holdings plans to delist its common shares that are currently listed in the Tokyo Stock Exchange, Inc. (“TSE”) JASDAQ on May 27, 2015 (the last trading date is expected to be May 26, 2015).

1.	Purpose of Making JPN Holdings a Wholly-owned Subsidiary Through the Share Exchange

JPN Holdings, a consolidated subsidiary of Credit Saison, is a pure holding company, and consists of three operating subsidiaries: JPN COLLECTION SERVICE CO., LTD. (“JPN Collection Service”), which is involved in the servicing business, HUMANPLUS CO., LTD. (“HUMANPLUS”), which provides temporary staffing and telemarketing services, and KINDER NURSERY Co., Ltd. (“KINDER NURSERY”), which operates a childcare service.

JPN Collection Service, which is one of those operating subsidiaries, started the loan management and collection business in December 1996.  JPN Collection Service obtained a servicing business license (License No. 34) from the Minister of Justice in 2000.  JPN Collection Service utilizes its skills and knowhow in management and collection of small amount unsecured loans, which it has developed through the services contracted by Credit Saison, under its low-cost operation scheme and the system which is capable of handling loans coherently from early-stage uncollected receivables to long-term written-off loans.  With those systems as its advantage, JPN Collection Service pursued to raise its social visibility as a servicer and increase contracts for the small amount unsecured loan collection services.  As a result, it successfully listed its stock on the Osaka Securities Exchange’s Nippon New Market-Hercules (at that time) in October 2006.

However, the operating environment surrounding the contract-based servicing business, which is the main business of the servicing business, has substantially changed from the time of listing and continues to be extremely severe.  The business of small amount unsecured loans, which is the area at which JPN Collection Service excels, faced a continuous decrease in the number of servicing contracts from existing customers partly because nonbanks, the major customers, strengthened their loan management and the quality of their receivables improved due to the impact of various other laws and regulations, including the revision of the Money Lending Business Act, and additionally because the major customers started to handle loan management internally.  Given those changes in the operating environment, in order for JPN Collection Service to promptly respond to the changes in the operating environment and expand to new business areas, in February 2009, JPN Collection Service incorporated a pure holding company, JPN Holdings, through a share transfer as its parent company owning 100% of the shares of JPN Collection Services and having a structure of two operating subsidiaries, namely, JPN Collection Service, which is involved in the servicing business, and HUMANPLUS, which provides temporary staffing and telemarketing services.

The non-performing loan liquidation market has continued to shrink due to the SME Financing Facilitation Act, which came into effect in December 2009, even after the effective period terminated in March 2013.  The sale of small amount unsecured loans by financial institutions and other customers has been also sluggish.  In order to resolve such situation, with the aim of increasing sales under the umbrella of the pure holding company, JPN Collection Service had made efforts to restructure its business portfolio by, among other things, acquiring KINDER NURSERY, which operates a childcare service, commencing new auto loan business, strengthening its loan purchasing business, and further expanding business with government ministries and agencies.

However, these efforts turned out to be insufficient to compensate for the decrease in sales of the contract-based servicing business, which is the main business, and JPN Holdings’ consolidated operating income for the fiscal year ended in January 2014 fell into negative for the first time since listing.  Given this continuous severe operating environment, it had been an urgent issue to shift to a business structure that ensures profits even in such a severe environment.

While JPN Holdings was considering specific details of organizational restructuring such as cost reduction by replacing the claims collection system for the loan purchasing business and reorganizing the business centers, it also conducted preliminary consideration with Credit Saison upon its request on the possibility of reorganization with Credit Saison from the middle of October 2014.

Subsequently, following JPN Holdings’ financial results of the third quarter of the fiscal year ended in January 2015, Credit Saison and JPN Holdings became aware of the necessity to steadily and promptly advance organizational restructuring of JPN Holdings.  They also shared the understanding that in the future non-performing loan liquidation market, the environment surrounding small amount unsecured loans, in which JPN Holdings focused its management resources, will be extremely severe compared to the secured loan business that has been favorable in a reflection of the recently booming real estate market.  From around the second half of December 2014, the two companies decided to conduct a detailed consideration of the possibility of making JPN Holdings Co., Ltd. a wholly-owned subsidiary of Credit Saison in order to develop future business plans of JPN Holdings and resolve issues regarding JPN Holdings’ business structure, from the perspective of the entire Credit Saison group.

As a result, Credit Saison and JPN Holdings reached the conclusion that it would be extremely difficult to commit growth to the market along with advancing fundamental organizational restructuring of JPN Holdings in such a severe operating environment as mentioned above.  They also determined that making JPN Holdings a wholly-owned subsidiary of Credit Saison and fully consolidating JPN Holdings in the Credit Saison group would increase operational efficiency of the entire Credit Saison group and that promptly carrying out fundamental organizational restructuring of the servicing business would contribute to enhancing the corporate value of both Credit Saison and JPN Holdings.  Accordingly, Credit Saison and JPN Holdings entered into the Share Exchange Agreement to make JPN Holdings a wholly-owned subsidiary of Credit Saison.

JPN Holdings will be delisted from the TSE JASDAQ as a result of the Share Exchange, and this will allow the company to proactively and boldly carry out organizational restructuring that may have great impact on its business performance, regardless of short-term performance fluctuations.  Going forward, Credit Saison and JPN Holdings will, with the aim of flexibly in responding to changes in operational environment, work to improve operational efficiency.  From the perspective of optimization for the whole group, both companies will make efforts such as the reduction of the management cost, review of the holdings structure, reorganization of operating subsidiaries, optimum allocation of management resources, and implementation of servicing strategies under strengthened collaboration of the two companies.  Through such efforts, the two companies will aim to enhance corporate value of the entire Credit Saison group including JPN Holdings.

For further information with respect to the details of JPN Holdings’ organizational restructuring, please refer to “Notification with Respect to the Recording of an Extraordinary Loss in Connection with the Formulation of a Business Restructuring Plan, Revision of Business Results Forecasts, and Revision of Dividend Forecasts,” released by JPN Holdings on December 12, 2014.

2.	Overview of the Share Exchange

(1)	Schedule of the Share Exchange

Record date for the ordinary general shareholders meeting (JPN Holdings):	January 31, 2015 (Saturday)
Resolution by the board of directors for signing of the Share Exchange Agreement (both companies):	March 16, 2015 (Monday)
Execution of the Share Exchange Agreement (both companies):	March 16, 2015 (Monday)
Ordinary general shareholders meeting to approve the Share Exchange (JPN Holdings):	April 28, 2015 (Tuesday) (expected)
Last trading date (JPN Holdings):	May 26, 2015 (Tuesday) (expected)
Delisting date (JPN Holdings):	May 27, 2015 (Wednesday) (expected)
Effective date of the Share Exchange:	June 1, 2015 (Monday) (expected)

(Note 1)
Credit Saison plans to implement the Share Exchange in accordance with the short-form merger rules under Article 796(3) of the Companies Act, without obtaining approval at a general meeting of Credit Saison’s shareholders.

(Note 2)	The above schedule is subject to change upon the mutual consent of Credit Saison and JPN Holdings as necessary for the purpose of the Share Exchange procedures or for another reason.

(2)	Method of the Share Exchange

Following the Share Exchange, Credit Saison will become the parent company owning 100% of the shares of JPN Holdings and JPN Holdings will become the wholly-owned subsidiary.  Credit Saison plans to implement the Share Exchange in accordance with the short-form merger rules under Article 796(3) of the Companies Act, without obtaining approval at a general meeting of Credit Saison’s shareholders.  JPN Holdings plans to implement the Share Exchange subject to obtaining approval at its ordinary general meeting of shareholders scheduled to be held on April 28, 2015.  The effective date of the Share Exchange is scheduled to be June 1, 2015.

(3)	Share Exchange Ratio

Company name	Credit Saison (100% Parent Company)	JPN Holdings (Wholly-owned Subsidiary)
Share exchange ratio	1	0.26

(Note 1)
Share Exchange Ratio
JPN Holdings shareholders will receive 0.26 shares of Credit Saison common stock for each share of JPN Holdings common stock exchanged under the Share Exchange.  However, the 3,524,800 shares of JPN Holdings common stock held by Credit Saison (as of March 16, 2015) will not be exchanged for shares of Credit Saison common stock in connection with the Share Exchange.

(Note 2)
Number of shares of Credit Saison to be delivered in the Share Exchange
Upon the Share Exchange, Credit Saison will deliver 366,999 shares (expected) of common stock of Credit Saison to the shareholders of JPN Holdings (excluding Credit Saison) at the time immediately before the Share Exchange takes effect (the “Record Date”).  The Credit Saison shares delivered in the Share Exchange will be treasury stock, and Credit Saison does not expect to issue new shares in connection with the Share Exchange.  JPN Holdings plans to retire, as of the Record Date, all of its treasury stock (including shares repurchased from JPN Holdings’ dissenting shareholders related to the Share Exchange based on the provisions of Article 785, Paragraph 1 of the Companies Act) that it owns as of the Record Date, pursuant to a resolution by a meeting of its board of directors to be held by the day before the Record Date.  The number of shares to be delivered in the Share Exchange may be adjusted for reasons, including JPN Holdings’ repurchase or cancellation of its treasury stock.

(Note 3)
Treatment of shares of less than one unit
The Share Exchange is expected to result in a significant number of JPN Holdings shareholders who are holders of less than one unit (i.e., less than 100 shares) of Murata common stock.  JPN Holdings shareholders will not be able to sell such stock on the securities exchanges.  JPN Holdings shareholders who receive less than one unit of Credit Saison common stock may take part in the following programs on or after the effective date of the Share Exchange.

(1)
Program for the purchase of additional shares of less than one unit (purchase of extra shares to total 100 shares)
In accordance with Article 194(1) of the Companies Act and pursuant to JPN Holdings’ Articles of Incorporation, Credit Saison shareholders holding shares of less than one unit may request Credit Saison to sell them additional shares from Credit Saison in a quantity that, when taken together with the shares of less than one unit, equals one unit (i.e., 100 shares).

(2)
Repurchase program for shares less than one unit
In accordance with Article 192(1) of the Companies Act, shareholders who are holders of less than one unit may request Credit Saison to repurchase their shares.

(Note 4)
Treatment of fractional shares
With respect to JPN Holdings shareholders who will receive fractional shares of Credit Saison common stock through the Share Exchange, in accordance with Article 234 of the Companies Act and other relevant laws and regulations, Credit Saison will distribute a cash amount corresponding to such fractional shares to such JPN Holdings shareholders.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights

As JPN Holdings, which will become a wholly-owned subsidiary in the Share Exchange, has not issued any stock acquisition rights or bonds with stock acquisition rights, there is no relevant matters.

3.	Grounds for the details of Share Exchange Ratio

(1)	Grounds and reasons for the details of the Share Exchange Ratio

As described above in “1. Purpose of making JPN Holdings a wholly-owned subsidiary through the Share Exchange,” Credit Saison and JPN Holdings decided to make JPN Holdings a wholly-owned subsidiary of Credit Saison through the Share Exchange with the aim of increasing operational efficiency of the entire Credit Saison group, and enhancing corporate value of both Credit Saison and JPN Holdings by promptly promoting fundamental organizational restructuring of the servicing business.

Credit Saison, as described below in “(4) Measures to ensure fairness” and “(5) Measures to avoid conflict of interest,” in order to ensure the fairness of the values received in the Share Exchange as well as other aspects of the Share Exchange, retained Mizuho Securities Co., Ltd. (“Mizuho Securities”) as its financial advisor and Mori Hamada & Matsumoto as its legal advisor and assessed the Share Exchange.

JPN Holdings, as described below in “(4) Measures to ensure fairness” and “(5) Measures to avoid conflict of interest,” in order to ensure the fairness of the values received in the Share Exchange as well as other aspects of the Share Exchange, retained Joji Uchida Certified Public Accountant Office as its financial advisor and Kajitani Law Offices as its legal advisor and assessed the Share Exchange.

Credit Saison, as described below in “(4) Measures to ensure fairness,” conducted careful consultation and examination based on the statement of calculation of share exchange ratio received on March 13, 2015 from the financial advisor Mizuho Securities and the advice from the legal advisor Mori Hamada & Matsumoto.

JPN Holdings, as described below in “(4) Measures to ensure fairness,” conducted careful consultation and examination based on the statement of calculation of share exchange ratio received on March 13, 2015 from the third party calculation institution, Joji Uchida Certified Public Accountant Office and the advice from the legal advisor, Kajitani Law Offices.  JPN Holdings, as described below in “(5) Measures to avoid conflict of interest,” received a written report dated March 13, 2015, stating that no circumstances can be found that the implementation of the Share Exchange is disadvantageous to JPN Holdings’ minority shareholders, from the third party committee (the “Third Party Committee”) which was established to resolve conflicts of interest pertaining to the Share Exchange and ensure fairness and transparency of the Share Exchange and which consists of three independent outside experts, Mr. Kenichi Sekiguchi (Senior Advisor of Meiji Yasuda Life Insurance Company), Ms. Kumiko Jinnouchi (attorney of Jinnouchi Law Offices) and Mr. Minoru Hirooka (Certified Public Accountant of Hirooka Certified Public Accountant Office).  JPN Holdings reached the current conclusion with full respect for the opinions and contents of the Third Party Committee’s report.

Based on the calculation results, advice, and reports etc., as well as comprehensively taking into account each company’s financial status, future business and performance prospects, stock price movements and other factors, both companies, upon a series of careful consultation and negotiation, determined that the above-said share exchange ratio for the Share Exchange was appropriate for their respective shareholders and made the relevant resolutions at their respective meetings of its board of directors to implement the Share Exchange using the share exchange ratio set forth above in 2-(3), “Share Exchange Ratio.”

(2)	Items related to the calculation

(i)	Names of the calculation institutions and their relations with the listed companies

Mizuho Securities and Joji Uchida Certified Public Accountant Office are calculation institutions independent from Credit Saison and JPN Holdings.  Neither of the calculation institutions are a related party to Credit Saison or JPN Holdings, nor have a material interest to be stated in relation to the Share Exchange.

(ii)	Summary of the calculations

Mizuho Securities calculated the share exchange ratios for Credit Saison’s common stock based on the average market price method (with March 13, 2015 set as the record date for calculation, the closing price of the company’s common stock on the TSE on the record date for calculation, the simple average of the closing price for the week preceding the record date, the simple average of the closing price for the month preceding the record date, the simple average of the closing price for the three months preceding the record date, and the simple average of the closing price for the six months preceding the record date have been used), given that Credit Saison is listed on a financial instruments exchange and its market share price is available.  Mizuho Securities also used the discounted cash flow method (the “DCF method”) in its calculation, to reflect the status of future business activities.  In Credit Saison’s future financial forecast, on which the calculation applying the DCF method is based, there is no fiscal year in which there is a significant increase or decrease in profits.  In addition, these financial forecasts reflect descriptions of information such as the latest financial data and the forecast of the most recent business plan, but are not based on the premise of the Share Exchange being implemented.

Mizuho Securities calculated the share exchange ratios for JPN Holdings’ common stock based on the average market price method (with March 13, 2015 set as the record date for calculation, the closing price of the company’s common stock on the TSE on the record date for calculation, the simple average of the closing price for the week preceding the record date, the simple average of the closing price for the month preceding the record date, the simple average of the closing price for the three months preceding the record date, and the simple average of the closing price for the six months preceding the record date have been used), given that JPN Holdings is listed on a financial instruments exchange and its market share price is available.  Mizuho Securities also used the DCF method to reflect the status of future business activities.  In JPN Holdings’ future financial forecast, on which the calculations applying the DCF method is based, a significant increase in profits in each year from the fiscal year ending January 2016 through the fiscal year ending January 2018 is expected, due to improved profitability as a result of organizational restructuring being implemented.  Specifically, JPN Holdings expects to continue to record significantly increased net income of minus 32 million yen in the fiscal year ending January 2016, 138 million yen in the fiscal year ending January 2017, and 213 million yen in the fiscal year ending January 2018.  This is due to the impact of the efforts to expand business with government ministries, as well as to cut costs by replacing the loan collection system, the main system for the servicing business.  These financial forecasts reflect descriptions of information, such as the latest financial data and the forecast of the most recent business plan, but are not based on the premise of the Share Exchange being implemented.

The results under each calculation method are summarized below.  Note that the calculated range of the share exchange ratio below indicates the number of shares of Credit Saison’s common stock to be allotted to one share of JPN Holdings’ common stock.

Method used	Calculated range of the share exchange ratio
Average market price method	0.18 ～ 0.19
DCF method	0.22 ～ 0.31

In calculating the share exchange ratio, Mizuho Securities, in principle, used the information provided to it by the two companies and their publicly available information and performed the calculation on assumptions that such information was accurate and complete in all respects, and did not perform an independent examination to verify their accuracy or completeness.  Mizuho Securities did not perform an independent appraisal, evaluation or assessment on the individual assets or liabilities (including off-balance sheet assets and debts, and other contingent liabilities) of the two companies and their respective related companies, or retained a third party institution to conduct such appraisal, evaluation or assessment.  It is also assumed that the financial forecasts provided by each company (including profit plans and other relevant information) had been reasonably prepared and presented based on the best presently-available projections and judgments of both companies.

Joji Uchida Certified Public Accountant Office used the average market price method, given that JPN Holdings and Credit Saison are listed on a financial instruments exchange and their market share prices are available, and also used the DCF method to reflect the status of their future business activities.

For the average market price method, with March 13, 2015 set as the record date for calculation, the closing prices of the two companies on the TSE on the record date for calculation, and simple averages of the closing prices for one month, three months and six months preceding the record date for calculation, have been used for calculation.

With respect to the DCF method, as for JPN Holdings, the cash flows that the company is expected to generate in the future, based on financial forecasts prepared by JPN Holdings for three fiscal years from the fiscal year ending January 2016 to the fiscal year ending January 2018, using the enterprise cash flow method, have been discounted to present value using certain discount rates in order to calculate valuations of enterprise value and equity value.  Discount rates used range from 4.9% to 6.9%.  In calculating terminal value, the constant growth rate model and a permanent growth rate of 0% have been used.  Furthermore, in JPN Holdings’ future financial forecast, based on which Joji Uchida Certified Public Accountant Office did its calculations applying the DCF method, JPN Holdings expects a significant increase in profits in each year from the fiscal year ending January 2016 through the fiscal year ending January 2018 due to improved profitability as a result of implementing organizational restructuring.  Specifically, JPN Holdings expects to continue to record significantly increased net income of minus 32 million yen in the fiscal year ending January 2016, 138 million yen in the fiscal year ending January 2017 and 213 million yen in the fiscal year ending January 2018.  This is due to the impact of the efforts to expand business with government ministries, as well as to cut costs by replacing the loan collection system, the main system for the servicing business.  These financial forecasts reflect descriptions of information such as the latest financial data and the forecast of the most recent business plan, but are not based on the premise of the Share Exchange being implemented.

As for Credit Saison, the equity cash flows that the company is expected to generate in the future, based on financial forecasts prepared by Credit Saison for three fiscal years from the fiscal year ending March 2016 to the fiscal year ending March 2018, using the equity cash flow method, have been discounted to present value using certain discount rates in order to calculate valuations of equity value.  Discount rates used range from 3.85% to 4.9%. In calculating terminal value, the constant growth rate model and a permanent growth rate of 0% have been used.  Furthermore, in Credit Saison’ future financial forecast, based on which Joji Uchida Certified Public Accountant Office conducted its calculations applying the DCF method, there is no fiscal year in which there is a significant increase or decrease in profits.  These financial forecasts reflect descriptions of information, such as the latest financial data and the forecast of the most recent business plan, but are not based on the premise of the Share Exchange being implemented.

The results under each calculation method are summarized below.  Note that the calculated range of the share exchange ratio below indicates the number of shares of Credit Saison’s common stock to be allotted to one share of JPN Holdings’ common stock.

Method used	Calculated range of the share exchange ratio
Average market price method	0.18 ～ 0.19
DCF method	0.20 ～ 0.32

In calculating the share exchange ratio described above, Joji Uchida Certified Public Accountant Office, in principle, used the information provided to it by the two companies and their publicly available information as is and performed the calculation on assumptions that such information was accurate and complete in all respects, and did not perform an independent examination on their accuracy or completeness.  Joji Uchida Certified Public Accountant Office did not perform an independent appraisal, evaluation or assessment on the assets or liabilities (including off-balance sheet assets and debts and other contingent liabilities) of the two companies and their respective subsidiaries and affiliates, including the analysis and appraisal of individual assets and liabilities, or retained a third party institution to conduct such evaluation or assessment.  It is also assumed that the business forecasts and the financial forecasts of the two companies had been reasonably and (in terms of method) prepared and presented, based on the best presently available projections and judgments of the management of both companies.

(3)	Expected delisting and reasons for the delisting

As a result of the Share Exchange, JPN Holdings will become a wholly-owned subsidiary of Credit Saison as of June 1, 2015, the effective date of the Share Exchange, and JPN Holdings’ common stock is scheduled to be delisted as of May 27, 2015 (the last trading date is expected to be May 26, 2015) through prescribed procedures according to the TSE’s delisting standards.  Following such delisting, JPN Holdings’ common stock will no longer be traded on the TSE JASDAQ market.  However, as Credit Saison’s common stock, which will be delivered to the shareholders of JPN Holdings as a consideration in the Share Exchange, will continue to be listed on the TSE, certain shareholders who hold at least 385 shares of the common stock of JPN Holdings and receive the allotment of at least 100 shares of Credit Saison, which is the number of one unit of Credit Saison common stock as a result of the Share Exchange, will continue to be able to trade Credit Saison’s shares that constitute a share unit or more, even though some shareholders may receive shares less than one unit of Credit Saison’s shares depending on the number of JPN Holdings’ shares held.  Consequently, we believe the liquidity of the shares will be basically maintained.

Shareholders who hold less than 385 shares of common stock of JPN Holdings will receive less than 100 shares of common stock of Credit Saison, which does not constitute the number of one unit of Credit Saison common stock, and those shares of less than one unit cannot be sold on the financial instruments exchange.  However, those shareholders are able to utilize the system to purchase additional shares or the system to request the repurchase of shares for Credit Saison’s shares of less than one unit upon request.  For the details of such treatment, please refer to 2-(3) (Note 3) above.  Also, regarding the treatment of fractional shares created in the Share Exchange, please refer to 2-(3) (Note 4) above.

Meanwhile, holders of JPN Holdings’ common stock will be able to trade such stock on the TSE JASDAQ market as in the past until their last trading date, May 26, 2015 (expected).

(4)	Measures to ensure fairness

Given that Credit Saison already holds 71.41% of all shareholders’ voting rights of JPN Holdings, and therefore the Share Exchange constitutes for JPN Holdings a transaction with its controlling shareholder, Credit Saison and JPN Holdings have determined that it would be necessary to ensure fairness of the share exchange ratio and other aspects of the Share Exchange, and accordingly, they have taken the following measures to ensure fairness of the Share Exchange:

(i)	Obtaining a statement of calculation of the share exchange ratio for the Share Exchange from an independent third party calculation institution

In order to ensure fairness of the share exchange ratio for the Share Exchange, as described above in 3-(2) “Items related to the calculation,” Credit Saison and JPN Holdings respectively requested an independent financial advisor to calculate the share exchange ratio.  Credit Saison received the statement of calculation of share exchange ratio from Mizuho Securities and JPN Holdings from Joji Uchida Certified Public Accountant Office.  Credit Saison and JPN Holdings, upon a series of careful consultation and negotiation using the results of the above-said calculations as reference, determined that the share exchange ratio for the Share Exchange was appropriate for their respective shareholders and made the relevant resolutions at their respective meetings of its board of directors to execute the Share Exchange using the share exchange ratio set forth above in 2-(3) “Share Exchange Ratio.”

Neither Credit Saison nor JPN Holdings obtained an opinion from the above-said financial advisors that the share exchange ratio is appropriate from the financial perspective (a fairness opinion).

(ii)	Advice from an independent law firm

Credit Saison appointed Mori Hamada & Matsumoto as its legal advisor and received legal advice regarding the methods and process of Credit Saison’s decision-making and other procedures of the Share Exchange.  Mori Hamada & Matsumoto has no material interest in Credit Saison or JPN Holdings.

JPN Holdings appointed Kajitani Law Offices as its legal advisor and received legal advice regarding the methods and processes of JPN Holdings’ decision-making and other procedures of the Share Exchange.  Kajitani Law Offices has no material interest in Credit Saison or JPN Holdings.

(5)	Measures to avoid conflict of interest

As the Share Exchange is a transaction in which Credit Saison, which holds 71.41% of the voting rights of all shareholders of JPN Holdings, will make JPN Holdings its wholly-owned subsidiary, there exists a conflict of interest structure.  Accordingly, Credit Saison and JPN Holdings have taken the following measures to avoid a conflict of interest with regard to the Share Exchange:

(i)	Approval by all directors and statutory auditors of Credit Saison except directors and auditors with interest

At the meeting of the board of directors of Credit Saison held today, March 16, 2015, which resolved the execution of the Share Exchange Agreement, Mr. Masaru Sakurai, a standing audit and supervisory board member of Credit Saison, who also serves as a part-time audit and supervisory board member of JPN Holdings, did not express his opinion with respect to the proposal at the same meeting of the board of directors, in order to ensure fairness of the resolution pertaining to such proposals and because of the undeniable possibility that he could represent interests in conflict with those of Credit Saison.  All of the 13 directors present at such meeting of the board of directors unanimously resolved to enter into the Share Exchange Agreement.  In addition, of four audit and supervisory board members of Credit Saison, the three, except the one above, opined that they had no objections with respect to the Share Exchange Agreement.

(ii)	Obtaining an opinion from a third party committee comprising of three independent outside experts with no interest

In order to resolve conflict of interest in the Share Exchange and ensure fairness and transparency in assessing the Share Exchange, JPN Holdings established a Third Party Committee comprised of three independent outside experts with no interest in JPN Holdings and its controlling shareholder Credit Saison, namely, Mr. Kenichi Sekiguchi (Senior Advisor of Meiji Yasuda Life Insurance Company), Ms. Kumiko Jinnouchi (attorney of Jinnouchi Law Offices) and Mr. Minoru Hirooka (Certified Public Accountant of Hirooka Certified Public Accountant Office) and submitted the following items to the Committee for deliberation: (i) whether the Share Exchange has legitimate purposes that would contribute to the enhancement of JPN Holdings’ corporate value, (ii) whether the fairness of the Share Exchange procedure and the appropriateness of the terms of the Share Exchange (including the share exchange ratios and any other consideration delivered to minority shareholders of JPN Holdings in the Share Exchange) are ensured and (iii) whether the Share Exchange is not disadvantageous to minority shareholders of JPN Holdings.

The Third Party Committee, which was established on January 23, 2015, carefully examined the above-said items submitted to it for deliberation by holding four meetings in total from February 2, 2015 to March 13, 2015, and collecting information.  In conducting the assessment, the Third Party Committee received an explanation, from JPN Holdings, of the purposes of the Share Exchange, the trends of JPN Holdings’ operating results and its factors, and the most recent financial data and future business plan, and through JPN Holdings, of Credit Saison’s most recent financial data and future business plan.  In addition, the Third Party Committee received an explanation, from Joji Uchida Certified Public Accountant Office, as a third party calculating institution, of its views about JPN Holdings’ corporate value and the calculation method to determine the share exchange ratio.  JPN Holdings presented to Credit Saison a counter proposal regarding the share exchange ratio, in order to secure its shareholders’ interests, and aimed to raise the share exchange ratio through substantive consultation and negotiation.  As such negotiations progressed, the Third Party Committee was convened and received an explanation on the negotiation process as it advanced.  Based on such explanation, the results of calculation, and other materials provided for consideration, the Third Party Committee accordingly submitted to the board of directors of JPN Holdings a report on March 13, 2015, stating that no circumstances can be found that the implementation of the Share Exchange is disadvantageous to JPN Holdings’ minority shareholders. (For the summary of the Third Party Committee’s opinion, please see 8-(3) below.)

(iii)	Approval by all directors and statutory auditors of JPN Holdings, except directors and auditors with interest

At the meeting of the board of directors of JPN Holdings held today, March 16, 2015, which resolved the execution of the Share Exchange Agreement, Mr. Kazuyuki Takami, a director of JPN Holdings who also serves as the General Manager of the Credit Division of Credit Saison, did not participate in the deliberations and voting for the proposal for the purpose of avoiding conflicts of interest.  Mr. Masaru Sakurai, a part-time audit and supervisory board member of JPN Holdings who also serves as a standing auditor and supervisory board member of Credit Saison, did not participate in the deliberations with respect to the proposal at the same meeting of the board of directors, in order to ensure fairness of the resolution pertaining to such proposal and because of the possibility that he could have a conflict of interest with JPN Holdings.  All of the five directors, except the one above, present at such meeting of the board of directors, unanimously resolved to enter into the Share Exchange Agreement.  Of three audit and supervisory board members of JPN Holdings, the two, except the one above, opined that they had no objections with respect to the Share Exchange Agreement.

4.	Overview of parties to the Share Exchange

(As of March 31, 2014)
(1)	Trade Name	Credit Saison Co., Ltd. (100% Parent Company after the Share Exchange)	JPN Holdings (Wholly-Owned Subsidiary after the Share)
(2)	Location	1-1, Higashi-Ikebukuro 3-chome, Toshima-ku, Tokyo	60-3, Higashi-Ikebukuro 2-chome, Toshima-ku, Tokyo
(3)	Title and Name of Representative	Hiroshi Rinno, President and CEO	Ryosaku Minato, President and CEO
(4)	Businesses	Credit Card Service Business Leasing Business Finance Business Real Estate Related Business Entertainment Business	Servicing business Contract-based servicing business Operation and management of subsidiaries involved in the childcare business Other services incidental to the above businesses
(5)	Capital	75,929 million yen	1,000 million yen
(6)	Date Established	May 1, 1951	February 2, 2009
(7)	Number of Shares Issued and Outstanding	185,444,772 shares	4,936,336 shares
(8)	Fiscal Year End	March 31	January 31
(9)	Number of Employees	3,689 (consolidated)	184 (consolidated)
(10)	Major Customers	Sogo & Seibu Co., Ltd. Seiyu GK Mitsui Fudosan Co., Ltd. Parco Co., Ltd. Takashimaya Co., Ltd. Mizuho Bank, Ltd. Yamada-Denki Co., Ltd., etc.	Credit Saison Co., Ltd., etc.
(11)	Major Banks	Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.	－

		Mizuho Bank, Ltd.	13.36%	Credit Saison Co., Ltd., etc.	71.40%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	11.11%	Eruza Co., Ltd.	2.83％
		Japan Trustee Service Bank, Ltd. (Trust Account)	6.10%	Tadao Tanaka	2.44％
		State Street Bank And Trust Company	4.40％	Japan Trustee Service Bank, Ltd. (Trust Account)	1.83%
		BNP Paribas Securities (Japan) Limited	1.89％	Hirotsugu Tojo	1.80%
(12)	Major Shareholders and Shareholding Ratio	The Chase Manhattan 385036	1.66％	Matsui Securities Co., Ltd.	1.16%
		The Bank Of New York Mellon SA/NV 10	1.60％	JPN Employee Shareholding Association	0.57%
		State Street Bank And Trust Company 505017	1.42％	kabu.com Securities Co., Ltd.	0.55%
		Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	1.40％	Rakuten Securities, Inc.	0.49%
		The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	1.21％	Toshiya Nozaki	0.49%
		(as of March 31, 2014)		(as of January 31, 2014)
		Capital	As of today, Credit Saison holds 71.40% (3,524,800 shares) of JPN Holdings’ issued and outstanding shares.
(13)	Relationship between Parties to the Share Exchange	Personnel
As of today, one part-time director of JPN Holdings serves as the General Manager of the Credit Division of Credit Saison, and one part-time audit and supervisory board member serves as a standing auditor and supervisory board member of Credit Saison.
In addition, no employee of Credit Saison is seconded to JPN Holdings.

Transaction
Credit Saison conducts the contract-based loan collection services and temporary staffing services for Credit Saison with the operating subsidiaries of JPN Holdings.  The amount of these transactions in the previous fiscal year was 1,711 million yen.

		Related parties	JPN Holdings is a consolidated subsidiary of Credit Saison, and therefore, each of Credit Saison and JPN Holdings is considered a related party of the other.

(14)	Results of Operations and Financial Data for the Last Three Fiscal Years

	Credit Saison (consolidated)			JPN Holdings (consolidated)
Fiscal Year	Year ended March 2012	Year ended March 2013	Year ended March 2014	Year ended January 2013	Year ended January 2014	Year ended January 2015
Consolidated Net Assets	355,727	394,868	422,986	4,630	4,453	4,281
Consolidated Total Assets	2,155,906	2,141,802	2,286,099	5,537	5,336	5,177
Consolidated Net Assets Per Share (yen)	1,920.65	2,131.58	2,284.14	938.08	902.16	867.40
Revenues	244,009	244,405	247,577	7,099	6,629	6,342
Operating Income	31,865	42,312	36,336	124	(122)	138
Ordinary Income	38,590	53,214	44,426	143	(79)	157
Net Income	9,453	32,770	25,569	5	(152)	(171)
Net Income Per Share (Yen)	51.48	178.45	139.24	1.15	(30.92)	(34.76)
Dividend Per Share (Yen)	30.00	30.00	30.00	5.00	－	－
(Units: millions of yen, unless otherwise noted)

5.	Status After the Share Exchange

(1)	Trade Name	Credit Saison Co., Ltd.
(2)	Location	1-1, Higashi-Ikebukuro 3-chome, Toshima-ku, Tokyo
(3)	Title and Name of Representative	Hiroshi Rinno, President and CEO
(4)	Business	Credit Card Service Business Leasing Business Finance Business Real Estate Related Business Entertainment Business
(5)	Capital	75,929 million yen
(6)	Fiscal Year End	March 31
(7)	Net Assets	The amount of net assets is yet to bet determined as of present time.
(8)	Total Assets	The amount of total assets is yet to be determined as of present time.

6.	Overview of Accounting

As for the accounting of the Share Exchange, treatment as business combination involving entities under common control is contemplated through application of Revised Accounting Standard for Business Combination (ASBJ Statement No. 21, September 13, 2013), Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, September 13, 2013) and Revised Accounting Standard for Business Divestitures (ASBJ Statement No. 7, September 13, 2013).  Note that “capital surplus” is likely to arise in the consolidated financial statements of Credit Saison in connection with the transactions with minority shareholders, but the specific amount is yet to be determined as of present time.  If disclosure becomes necessary, it will be announced as soon as it is determined.

7.	Forecast

Given that JPN Holdings is already a consolidated subsidiary of Credit Saison, the impact of the Share Exchange on Credit Saison’s consolidated and nonconsolidated performance is expected to be small.

8.	Items Relating to Transactions, etc., with Controlling Shareholders

(1)	Whether or not the Share Exchange constitutes a transaction, etc., with the controlling shareholders and its conformity with Guiding Principles for the Protection of Minority Shareholders

Given that Credit Saison already holds 71.41% of all shareholders voting rights of JPN Holdings, the Share Exchange constitutes a transaction, etc., with the controlling shareholders for JPN Holdings.

JPN Holdings has established the “Guiding Principles for the Protection of Minority Shareholders in Conducting Transactions, etc. with the Controlling Shareholder,” which is stated in its Corporate Governance Report disclosed on May 2, 2014, and which provides that “our transaction terms with Credit Saison are determined in the same manner as those of general transactions with third parties, and JPN Holdings therefore believes that no transaction with Credit Saison will be disadvantageous to minority shareholders.”

JPN Holdings carefully discussed and assessed the terms of the Share Exchange upon implementing measures set forth in 3-(4) “Measures to ensure fairness” and 3-(5) “Measures to avoid conflict of interest,” and JPN Holdings therefore believes that the Share Exchange is in conformity with JPN Holdings’ guideline set forth in the preceding paragraph.

(2)	Items regarding measures to ensure fairness and to avoid a conflict of interest

As described above in “(1) Whether or not the Share Exchange constitutes a transaction, etc., with the controlling shareholder and its conformity with Guiding Principles for the Protection of Minority Shareholders,” given that the Share Exchange constitutes a transaction, etc., with the controlling shareholder for JPN Holdings, the company deemed it necessary to take measures to ensure fairness and to avoid conflict of interest.  Consequently, JPN Holdings determined at the meeting of its board of directors by carefully discussing and examining the various conditions related to the Share Exchange and by ensuring fairness and avoiding conflict of interest by taking measures described above in 3-(4) “Measures to ensure fairness” and 3-(5) “Measures to avoid conflict of interest.”

(3)	Summary of opinion obtained from parties with no interest in the controlling shareholder that indicates that the relevant transaction, etc., is not disadvantageous to minority shareholders

As described above in 3-(5) “Measures to avoid conflict of interest,” in order to avoid a conflict of interest in the Share Exchange in assessing the Share Exchange, JPN Holdings established a Third Party Committee comprised of three independent outside experts with no interest in JPN Holdings and Credit Saison, and submitted the following items to the Committee for deliberation, namely, i) whether the Share Exchange has legitimate purposes that would contribute to the enhancement of JPN Holdings’ corporate value, ii) whether the fairness of the Share Exchange procedure and the appropriateness of the terms of the Share Exchange (including the share exchange ratios and any other consideration delivered to minority shareholders of JPN Holdings in the Share Exchange) are ensured, and iii) whether the Share Exchange is not disadvantageous to minority shareholders of JPN Holdings.

Accordingly, the Third Party Committee submitted to the board of directors of JPN Holdings a report on March 13, 2015, stating that, (i) given that the implementation of the Share Exchange would enable Credit Saison group’s reorganization toward the purposes of the Share Exchange, which is to secure the flexibility of organizational management, to enable optimum allocation of management resources and formulation of strategy, to optimize Credit Saison group’s overall value chains, and to realize enhanced corporate value resulting from further business synergy effects, there is nothing in the explanation by JPN Holdings that is deemed particularly unreasonable in judging that such Share Exchange would contribute to the enhancement of JPN Holdings’ corporate value and that there is a managerial need and rationality for it; (ii) it is deemed that JPN Holdings has taken measures to mitigate or prevent for this transaction to take on the character of conflict of interest and that the decisions of the Board of Directors are made through a process that is fair to the minority shareholders, given that JPN Holdings obtained advice from external experts regarding the methods and procedure of the decision-making regarding the Share Exchange, established the Third Party Committee, and made decisions based on the Third Party Committee’s report in order to implement the Share Exchange on the terms and through procedures taking the interests of JPN Holdings’ minority shareholders into consideration; (iii) given that no particular unreasonableness was found in the methods or process of the calculation of the share exchange ratio conducted by an independent third party calculating institution, Joji Uchida Certified Public Accountant Office, and that the share exchange ratio was calculated by referring to that calculation result, and that JPN Holdings conducted substantive discussions and negotiations with Credit Saison for raising the share exchange ratio by making counterproposals on share exchange ratio from the perspective of the protection of minority shareholders, there is nothing that is deemed unreasonable in judging that the share exchange ratio and other terms of the Share Exchange do not unfairly damage the interests of JPN Holdings’ minority shareholders because the negotiation process and procedure for the Share Exchange is deemed fair and the share exchange ratio is thus deemed to have been determined based on fair negotiation; and (iv) for the reasons described above in (i) to (iii), no circumstances can be found that the implementation of the Share Exchange is disadvantageous to JPN Holdings minority shareholders.

 (Reference) Credit Saison’s consolidated operating results for the current (forecast) fiscal year (announced on February 6, 2015) and actual consolidated operating results of the previous fiscal year

	Consolidated Revenues	Consolidated Operating Income	Consolidated Net Income Before Tax	Consolidated Net Income
Performance forecast for the current fiscal year (ending March 2015)	256,000	42,000	49,000	32,000
Results of the previous fiscal year (ended March 2014)	247,577	36,336	44,426	25,569
(Units: millions of yen)

(Reference) JPN Holdings’ consolidated operating results for the current (forecast) fiscal year (announced on March 16, 2015) and actual consolidated operating results of the previous fiscal year

	Consolidated Revenues	Consolidated Operating Income	Consolidated Net Income Before Tax	Consolidated Net Income
Results of the previous fiscal year (ended January 2015)	6,342	138	157	(171)
(Units: millions of yen)

(Note) JPN Holdings does not announce operating results forecast for the fiscal year ending January 2016, as it is expected to be delisted on May 27, 2015.

(End of Document)